Exhibit 99.14
Form 51 — 102F3
Material Change Report
1.	Name and Address of Company
Quest Rare Minerals Ltd.
1155 University Street
Suite 1308
Montreal, Québec
H3B 3A7
2.	Date of Material Change
September 9, 2010.
3.	News Release
Quest Rare Minerals Ltd. (“Quest”) issued a press release with respect to the material change described below on September 10, 2010 via Marketwire.
4.	Summary of Material Change
Quest received a convertible loan from SIDEX, société en commandite (“SIDEX”) in an amount of $1.5 million (the “Loan”).
5.	Full Description of Material Change
5.1.	Full Description of Material Change
Quest received the Loan from SIDEX.
The Loan is for a term of 18 months and may be repaid by Quest at any time upon 30 days’ notice. SIDEX may, at its option, convert the Loan into Quest common shares at any time at a price of $3.00 per share, representing a total of 500,000 shares. Quest expects to use the proceeds from the Loan for exploration of Quest’s Strange Lake property and for working capital.
The Loan bears interest at an annual rate of 9%. Interest will be paid semi-annually, at Quest’s option in cash or Quest common shares. If interest is paid in Quest shares, the             shares will be issued at a price per share equal to the weighted average trading price of Quest’s shares for the 20 trading days preceding the due date of the interest. Payment of interest in shares by Quest, if any, is subject to regulatory approval.
In connection with the Loan, Quest issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles the holder to acquire one additional common share of Quest for 18 months at a price of $3.25 per share.
As security for repayment of the Loan, Quest granted a hypothec in favour of SIDEX over Quest’s present and future tax credits or other sums to be received from the Ministère du Revenu du Québec or Canada Revenue Agency on account of Quest’s mining exploration costs, for an amount of $1.5 million.

5.2.	Disclosure for Restructuring Transactions
Not applicable.
6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
7.	Omitted Information
Not applicable.
8.	Executive Officer
The senior officer who can answer questions regarding this report is Mr. Peter J. Cashin, President and Chief Executive Officer of Quest. Mr. Cashin can be reached at (416) 916-0777.
9.	Date of Report
September 13, 2010.